UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-43429

LONDIAN WASON NEW ENERGY TECH INC.
(Exact Name of Registrant as Specified in Its Charter)

T1-7A, 1 Shenzhen Bay Plaza
No. 2233 South Keyuan Road
Nanshan District, Shenzhen
People’s Republic of China, 518054
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONDIAN WASON NEW ENERGY TECH INC.

Date: September 11, 2026	By:	/s/ Guanran Wang
		Name:	Mr. Guanran Wang
		Title:	Director, Chairman and Co-Chief Executive Officer